                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the Quarterly period ended June 30, 1999



                                    EIDOS PLC



                             Wimbledon Bridge House
                                1 Hartfield Road
                                Wimbledon, London
                             SW19 3RU United Kingdom
                                 44 181 636 3000
          (Address and telephone number of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F    X       Form 40-F
                                 ---------             ------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes               No      X
                              ---------        ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                               82 -    N/A
                                   -----------

                                    EIDOS plc

                                    Form 6-K

                                TABLE OF CONTENTS


                                                                                                    PAGE
Consolidated Financial Statements (Unaudited):

           Consolidated Balance Sheets as of June 30, 1999 and March 31, 1999                          2

           Consolidated Statements of Operations for the three months ended June 30, 1999 and          3
           1998

           Statements of Recognised Gains and Losses for the three months ended June 30, 1999          4
           and 1998

           Consolidated Statements of Cash Flows for the three months ended June 30, 1999 and          5
           1998

           Consolidated Statements of Changes in Shareholders' Equity for the three months             6
           ended June 30, 1999

           Notes to Unaudited Consolidated Financial Statements                                        7

Management's Discussion and Analysis of Financial Condition and Results of Operations for the         12
three months ended June 30, 1999


Exhibits

The following documents were filed as part of this Form 6-K:


           Press release dated July 30, 1999 - acquisition of interests in                           E-1
           Proein SA and Pyro SA
           U.K. press release dated September 3, 1999 - results for the
           three months ended June 30, 1999                                                          E-2
           U.S. press release dated September 3, 1999 - results for the
           three months ended June 30, 1999                                                          E-3



The information contained in this Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-8274).

EIDOS PLC
CONSOLIDATED BALANCE SHEETS RECONCILED TO US GAAP

                                                                      JUNE 30, 1999     March 31, 1999
U.K. GAAP                                                               (UNAUDITED)
                                                                     --------------     --------------
                                                                         (pound)000         (pound)000
FIXED ASSETS
Intangible assets (net of amortisation of(pound)6,584,000)                   23,999             25,939
Tangible assets                                                               5,331              5,668
Investments                                                                  12,164             12,164
                                                                     --------------     --------------
Total fixed assets                                                           41,494             43,771
                                                                     --------------     --------------
CURRENT ASSETS
Stocks                                                                        6,618              5,666
Debtors                                                                      33,369             57,737
Cash at bank and in hand                                                     27,195             48,220
                                                                     --------------     --------------
TOTAL CURRENT ASSETS                                                         67,182            111,623

CREDITORS: AMOUNT FALLING DUE WITHIN ONE YEAR                               (23,480)           (58,049)
                                                                     --------------     --------------
NET CURRENT ASSETS                                                           43,702             53,574
                                                                     --------------     --------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                        85,196             97,345
                                                                     --------------     --------------
CREDITORS DUE AFTER MORE THAN ONE YEAR:
US $ convertible bonds                                                      (20,660)           (30,333)
Other creditors                                                                (155)              (480)
                                                                     --------------     --------------
                                                                            (20,815)           (30,813)
                                                                     --------------     --------------
NET ASSETS                                                                   64,381             66,532
                                                                     --------------     --------------
                                                                     --------------     --------------
CAPITAL AND RESERVES
Called up share capital                                                       1,855              1,728
Share premium account                                                        62,251             50,165
Other reserves                                                                  707                707
Profit and loss account                                                        (432)            13,932
                                                                     --------------     --------------
SHAREHOLDERS' FUNDS                                                          64,381             66,532
                                                                     --------------     --------------
                                                                     --------------     --------------

RECONCILIATION TO US GAAP

Shareholders' funds (prepared under U.K. GAAP)                               64,381             66,532
Goodwill                                                                     19,449             19,449
Less in process research and development                                     (2,368)            (2,368)
Less amortisation                                                           (17,135)           (16,856)
Deferred tax                                                                  1,993              1,993
                                                                     --------------     --------------
SHAREHOLDERS' FUNDS IN ACCORDANCE WITH US GAAP                               66,320             68,750
                                                                     --------------     --------------
                                                                     --------------     --------------

NOTES:
1. The accompanying notes are an integral part of these consolidated financial statements.

EIDOS PLC
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS RECONCILED TO US GAAP

U.K. GAAP                                                              THREE MONTHS ENDED JUNE 30,
                                                                           ------------------------
                                                                               1999            1998
                                                                         ----------       ---------
                                                                         (pound)000      (pound)000

TURNOVER - CONTINUING OPERATIONS                                             16,810          25,801
Cost of goods sold                                                           (8,345)        (11,177)
                                                                         ----------      ----------
GROSS PROFIT                                                                  8,465          14,624

Selling and marketing                                                        (8,867)         (5,858)
Research and development                                                    (11,779)         (7,065)
General and administrative
   Amortization of goodwill                                                  (2,514)              -
   Other                                                                     (6,169)         (4,002)
                                                                         ----------      ----------
OPERATING EXPENSES                                                          (29,329)        (16,925)
                                                                         ----------      ----------
LOSS ON ORDINARY ACTIVITIES BEFORE INTEREST                                 (20,864)         (2,301)

Net interest and similar charges                                                (85)             19
                                                                         ----------      ----------
LOSS ON ORDINARY ACTIVITIES BEFORE TAX                                      (20,949)         (2,282)

TAXATION                                                                      6,915             867
                                                                         ----------      ----------
NET LOSS AFTER TAX (PREPARED UNDER U.K. GAAP)                               (14,034)         (1,415)
                                                                         ----------      ----------
LOSS PER SHARE                                                               (79.9P)          (8.3p)

RECONCILIATION TO US GAAP

NET LOSS AFTER TAX (PREPARED UNDER U.K. GAAP)                               (14,034)         (1,415)
Amortisation of goodwill                                                       (279)         (1,629)
                                                                         ----------      ----------
NET LOSS IN ACCORDANCE WITH US GAAP                                         (14,313)         (3,044)
                                                                         ----------      ----------

LOSS PER SHARE IN ACCORDANCE WITH US GAAP
   Basic and diluted                                                         (81.5P)         (17.8p)

NOTES:
1. The accompanying notes are an integral part of these consolidated financial statements.

EIDOS PLC
UNAUDITED CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                         THREE MONTHS ENDED JUNE 30,
                                                                            -------------------------
                                                                                  1999           1998
                                                                            ----------      ---------
                                                                            (pound)000     (pound)000

NET LOSS FOR THE PERIOD                                                        (14,034)        (1,415)
Translation differences on foreign currency net investments                       (330)            72
                                                                            ----------      ---------
TOTAL GAINS AND LOSSES IN THE PERIOD                                           (14,364)        (1,343)
                                                                            ----------      ---------

CUMULATIVE TRANSLATION DIFFERENCES

Balance brought forward                                                           (199)           390
Before tax translation differences                                                (524)           116
Tax benefit/(expense)                                                              194            (44)
                                                                            ----------      ---------
After tax translation differences                                                 (330)            72
                                                                            ----------      ---------
BALANCE CARRIED FORWARD                                                           (529)           462
                                                                            ----------      ---------



The accompanying notes are an integral part of these consolidated financial statements.

EIDOS PLC
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                THREE MONTHS ENDED    Three months ended
                                                                          JUNE 30,              June 30,
                                                                              1999                  1998
                                                                        (pound)000            (pound)000
                                                                  ----------------      ----------------
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES                         (7,035)                6,543
                                                                  ----------------      ----------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                              335                   576
Interest paid on bond                                                         (243)                    -
Interest paid on finance leases                                                (15)                  (32)
Other interest paid                                                           (117)                    -
                                                                  ----------------      ----------------
                                                                               (40)                  544
                                                                  ----------------      ----------------
TAXATION
Overseas tax paid                                                             (938)               (5,436)
                                                                  ----------------      ----------------
                                                                              (938)               (5,436)
                                                                  ----------------      ----------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                                             (554)                 (620)
Sale of tangible fixed assets                                                    -                    34
Purchase of other investments                                                    -                  (669)
                                                                  ----------------      ----------------
                                                                              (554)               (1,255)
                                                                  ----------------      ----------------
ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings                                        (14,327)                    -
                                                                  ----------------      ----------------
                                                                           (14,327)                    -
                                                                  ----------------      ----------------

NET CASH (OUTFLOW) / INFLOW BEFORE FINANCING                               (22,894)                  396

FINANCING
Issue of ordinary share capital                                              1,897                     3
Repayment of principal under finance leases                                    (91)                 (221)
                                                                  ----------------      ----------------
                                                                             1,806                  (218)
                                                                  ----------------      ----------------
(DECREASE)/INCREASE IN CASH IN THE PERIOD                                  (21,088)                  178
                                                                  ----------------      ----------------
                                                                  ----------------      ----------------

NOTES:

1. Net cash inflow from operating activities is derived from operating loss of (pound)20,864,000 (1998: (pound)2,301,000) adjusted for depreciation of (pound)820,000(1998: (pound)756,000), loss on disposal of Fixed assets of (pound)7,000 (1998: (pound)5,000), goodwill amortisation of (pound)2,514,000 (1998: (pound)nil) and a Decrease in working capital of (pound)10,488,000 (1998: (pound)8,083,000).
2. The accompanying notes are an integral part of these consolidated financial statements.

EIDOS PLC
       UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                    FOR THE THREE MONTHS ENDED JUNE 30, 1999

                                                 ORDINARY SHARES
                                          -------------------------------
      (POUND)000 (EXCEPT SHARE NUMBERS)                                       SHARE                  PROFIT AND
                                                                             PREMIUM     OTHER          LOSS
      U.K. GAAP                            NO. OF SHARES       AMOUNT        ACCOUNT    RESERVES       ACCOUNT        TOTAL
      ---------                            --------------  ------------ -------------- ----------  -------------- --------------

      Balance as at April 1, 1999          17,282,280          1,728         50,165           707         13,932           66,532

      Loss for the period                        --             --             --             --         (14,034)         (14,034)

      Translation adjustment                     --             --             --             --            (330)            (330)

      Arising on conversion of bond           932,399             93         10,223           --             --            10,316

      Exercise of warrants and options        338,957             34          1,863           --             --             1,897

                                           ----------     ----------     ----------     ---------      ----------       ---------
      BALANCE AS AT JUNE 30, 1999          18,553,636          1,855         62,251           707           (432)          64,381
                                           ----------     ----------     ----------     ---------      ----------       ---------

      US GAAP
      -------

      Balance at April 1, 1999             17,282,280          1,728         79,691           707        (13,376)          68,750

      Loss for the period                        --             --             --             --         (14,313)         (14,313)

      Translation adjustment                     --             --             --             --            (330)            (330)

      Arising on conversion of bond           932,399             93         10,223           --             --            10,316

      Exercise of warrants and options        338,957             34          1,863           --             --             1,897

                                           ----------     ----------     ----------     ----------     ---------        ---------
      BALANCE AT JUNE 30, 1999             18,553,636          1,855         91,777            707       (28,019)          66,320
                                           ----------     ----------     ----------     ----------     ---------        ---------

NOTES:
1. The accompanying notes are an integral part of these consolidated financial statements.

EIDOS PLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The financial statements of Eidos plc (the Company) have been prepared in accordance with applicable Accounting Standards in the United Kingdom.

a.       UNAUDITED RESULTS

         The interim consolidated financial statements are unaudited. In the opinion of management, all adjustments considered necessary to present fairly the consolidated financial position, results of operations and cash flows for such interim periods have been made. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on a basis consistent with Eidos' audited consolidated financial statements at March 31, 1999 apart from changes required by recently released Financial Reporting Standards.

b.       LOSS PER SHARE

         The loss per share is calculated in accordance with Financial Reporting Standard No.14 and based on a weighted average number of ordinary shares in issue of 17,568,376 for the three months ended June 30, 1999 (1998: 17,110,838). None of the potential ordinary shares is dilutive and therefore a separate diluted loss per share is not given.

         The weighted average number of shares used to calculate the basic earnings per share under U.S. GAAP is the same as for U.K. GAAP.


c.       SUMMARY OF DIFFERENCES BETWEEN U.K. GAAP AND U.S. GAAP

         A summary of the most significant differences applicable to Eidos plc and its subsidiaries (Eidos) is set out below:

         (1) BUSINESS COMBINATIONS

         Under U.S. GAAP, goodwill arising on acquisitions accounted for under the purchase method is amortized over the estimated useful life of the goodwill, with amortized amounts being included in general and administrative expenses. Each of the Company's acquisitions has been accounted for using the purchase method for U.S. GAAP purposes. Each of the businesses acquired by the Company was involved in the development of computer games software. The Company acquired such businesses for their established names in the computer games software market, for the experience of their personnel in the development of computer game software, and for an aggregate of in excess of 25 games (together with underlying technologies) that were under development by or on behalf of such businesses. Upon review of the acquired companies' technology, the Company determined that a portion of such technology had neither reached technological feasibility nor had alternative future uses and that completion of the games under development would require substantial additional effort and expenditure by the Company.

EIDOS PLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED.../

         Accordingly, for U.S. GAAP purposes, the Company treated an aggregate of (pound)24.4 million as in-process research and development, all of which was expensed in the periods in which the related acquisitions were completed (fiscal year 1996: (pound)8.2 million, fiscal year 1997:
         (pound)13.8 million and fiscal year 1999: (pound)2.4 million).

         The Company also has recorded (pound)49.4 million of goodwill for U.S. GAAP purposes in connection with acquisitions (fiscal year 1996:
         (pound)7.4 million, fiscal year 1997: (pound)11.1 million, fiscal year 1998: (pound)4.0 million and fiscal year 1999: (pound)26.9 million). The Company recognizes the fast changing industry in which it is involved and believes the remaining goodwill has a useful life of 3 years.

         Under U.K. GAAP, goodwill arising on consolidation of acquisitions (which represents the excess of the fair value of the consideration paid in the acquisition over the fair value of the identifiable net assets acquired) prior to April 1, 1998 was written-off immediately against related reserves, and had no impact upon the Company's statement of operations until disposal. Goodwill arising after April 1, 1998 is being capitalized and amortized in a method similar to U.S. GAAP; however there is no charge for in-process research and development. The Company is therefore recording different amounts of capitalized goodwill and amortization under U.K. GAAP than it is under U.S. GAAP. Currently the amortization charge under U.S. GAAP exceeds that under U.K. GAAP because of the charges for companies acquired prior to April 1, 1998. It is anticipated that in the future the difference will decrease and eventually the U.K. GAAP charge will exceed the U.S. GAAP charge because of the one-off in-process research and development charges.

         Additionally U.K. GAAP requires that on subsequent disposal or closure of a previously acquired business, any goodwill previously taken directly to shareholders' equity is reflected in the income or loss on disposal. Under U.S. GAAP the appropriate balance to be written off on the disposal of the business is the remaining unamortized balance of goodwill.

         For acquisitions prior to April 1, 1998, the benefit of acquired tax losses, as they are recognised in periods subsequent to the acquisition, are credited to goodwill for U.S. GAAP purposes and credited to income under U.K. GAAP. There is no difference in treatment for acquisitions after April 1, 1998.

         (2) DEFERRED TAXATION

         U.K. GAAP requires that no provision for deferred taxation should be made if there is reasonable evidence that such taxation will not be payable within the foreseeable future. U.S. GAAP requires full provision for deferred taxation liabilities, and permits deferred tax assets to be recognised if their realisation is considered to be more likely than not.

         (3) INVESTMENTS

         Unlike U.K. GAAP, which recognises gains and losses in the periodic performance statements; U.S. GAAP requires unrealised changes in the value of listed investments to be recognised as a separate component of shareholders' equity until realised.

         Eidos has an equity investment in Opticom ASA, a Norwegian listed company. This is shown in the balance sheet at cost ((pound)11.2 million). The market value at June 30, 1999 was (pound)21.5 million.

EIDOS PLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED.../

3.       SEGMENTAL ANALYSIS

The analysis by class of business of turnover, loss before tax and assets for Eidos on a consolidated basis is given below.

                                              TURNOVER                 LOSS BEFORE TAXATION              GROSS ASSETS
                                    ------------------------------------------------------------ ------------------------------
                                         THREE MONTHS ENDED             THREE MONTHS ENDED
                                              JUNE 30,                       JUNE 30,               JUNE 30,      March 31,
                                    ------------------------------------------------------------ -----------------------------
                                              1999           1998            1999           1998           1999           1999
                                    -------------- --------------  -------------- -------------- -------------- --------------
CLASS OF BUSINESS                       (pound)000     (pound)000      (pound)000     (pound)000     (pound)000     (pound)000
Computer software                           15,886         24,787         (20,849)        (2,245)       105,273        152,393
Video editing                                  924          1,014            (100)           (37)         3,403          3,000
                                    -------------- --------------  -------------- -------------- -------------- --------------
                                            16,810         25,801         (20,949)        (2,282)       108,676        155,393
                                    -------------- --------------  -------------- -------------- -------------- --------------

The geographical analysis of turnover, loss before tax and assets for Eidos on a consolidated basis is given below.

                                                 TURNOVER TO UNAFFILIATED CUSTOMERS
                                    -------------------------------------------------------------
                                           BY DESTINATION                 BY ORIGINATION
                                         THREE MONTHS ENDED             THREE MONTHS ENDED
                                              JUNE 30,                       JUNE 30,
                                    ------------------------------------------------------------
                                              1999           1998            1999           1998
                                    -------------- --------------  -------------- --------------
GEOGRAPHICAL SEGMENT                    (pound)000     (pound)000      (pound)000     (pound)000
United Kingdom                               4,863          4,426           7,416          7,673
Germany                                      2,296          3,205           2,612          3,700
France                                       1,709          2,616           2,155          3,707
Rest of Europe                               2,292          3,707               -              -
U.S.                                         4,554         10,203           4,248         10,721
Rest of World                                1,096          1,644             379              -
                                    -------------- --------------  -------------- --------------
                                            16,810         25,801          16,810         25,801
                                    -------------- --------------  -------------- --------------


                                                        INTER-SEGMENT SALES
                                    ---------------------------------------------------------------
                                           BY DESTINATION                 BY ORIGINATION
                                         THREE MONTHS ENDED             THREE MONTHS ENDED
                                              JUNE 30,                       JUNE 30,
                                    ------------------------------------------------------------
                                              1999           1998            1999           1998
                                    -------------- --------------  -------------- --------------
GEOGRAPHICAL SEGMENT                    (pound)000     (pound)000      (pound)000     (pound)000
United Kingdom                                   -            329           3,432          6,277
Germany                                      1,120          2,773              36              -
France                                       1,284          2,333               -              -
Rest of Europe                                   -              -               -              -
U.S.                                           969            842               -              -
Rest of World                                   97              -               2              -
                                    -------------- --------------  -------------- --------------
                                             3,470          6,277           3,470          6,277
                                    -------------- --------------  -------------- --------------

EIDOS PLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED.../


3.       SEGMENTAL ANALYSIS (CONTINUED)


       NET LOSS BEFORE TAX

                                                                           THREE MONTHS ENDED
                                                                                JUNE 30,
                                                                      -------------------------------
                                                                                1999            1998
                                                                      --------------  --------------
       GEOGRAPHICAL SEGMENT                                               (pound)000      (pound)000
       United Kingdom                                                         (8,760)         (1,480)
       Germany                                                                  (305)           (370)
       France                                                                   (452)            154
       U.S.                                                                  (11,136)           (586)
       Rest of World                                                            (296)              -
                                                                      --------------  --------------
                                                                             (20,949)         (2,282)
                                                                      --------------  --------------

       ASSETS                                                                  GROSS ASSETS
                                                                          JUNE 30,         March 31,
                                                                       -------------- --------------
                                                                                 1999           1999
                                                                       -------------- --------------
       GEOGRAPHICAL SEGMENT                                                (pound)000     (pound)000
       United Kingdom                                                          53,728         63,441
       Germany                                                                 10,851         17,102
       France                                                                   4,308          8,576
       USA                                                                     39,102         64,471
       Rest of World                                                              687          1,803
                                                                       -------------- --------------
                                                                              108,676        155,393
                                                                       -------------- --------------

4.       STOCKS

                                                JUNE 30,               March 31,
                                                    1999                    1999
                                          --------------          --------------
        Raw materials                                644                     371
        Finished goods                             5,974                   5,295
                                          --------------          --------------
                                                   6,618                   5,666
                                          --------------          --------------

         Stocks are stated net of provisions of (pound)789,000 at June 30,1999 and (pound)764,000 at March 31, 1999.

5.       BORROWINGS

         In April 1998, Eidos issued U.S.$50 million of 6.25% convertible bonds. The bonds are convertible after August 31, 1998 and on or prior to July 24, 2002 into ordinary shares of

EIDOS PLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED.../


         10p each of Eidos at an initial conversion price of (pound)10.95 per share and with a fixed rate of exchange on conversion of $1.5965 = (pound)1. The convertible bonds have been stated net of issue costs. As at June 30, 1999, bonds representing $16.4 million had been converted (March 31, 1999: $0.1 million).

                                                      JUNE 30, 1999                March 31, 1999
                                               ----------------------------------------------------------
                                                  DUE WITHIN     DUE AFTER     Due within      Due after
                                                    ONE YEAR      ONE YEAR       One year       One year
                                               -------------  ------------- -------------  -------------
                                                  (pound)000    (pound)000     (pound)000     (pound)000
       BORROWINGS
       Convertible bonds                                   -        20,660              -         30,333
       Bank loans and overdrafts                         187             -              -              -
       Obligations under finance leases                  368            58            363            152
                                               -------------  ------------- -------------  -------------
                                                         555        20,718            363         30,485
                                               -------------  ------------- -------------  -------------
       OTHER CREDITORS
       Trade creditors                                 6,719             -          9,692              -
       Royalty creditors                               2,391             -          4,968              -
       Other tax and social security                       -             -          3,815              -
       Other creditors                                 1,495            97         16,556            328
       Accruals and deferred income                    6,553             -          8,967              -
       Corporation tax                                 5,767             -         13,688              -
                                               -------------  ------------- -------------  -------------
                                                      22,925            97         57,686            328
                                               -------------  ------------- -------------  -------------
                                                      23,480        20,815         58,049         30,813
                                               -------------  ------------- -------------  -------------
                                               -------------  ------------- -------------  -------------


6.       COMMITMENTS AND CONTINGENCIES

As at June 30, 1999 the Eidos had contracts to make future payments totalling (pound)18.2 million to various licensors and developers involved in providing games software for Eidos' use. Eidos also has annual commitments under operating leases of (pound)2.3 million, (pound)1.8 million relating to land and buildings and (pound)0.5 million for motor vehicles and equipment. The leases for office premises are as described in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 27, 1999. The largest office is in Menlo Park, California, which has an eight year lease and annual commitment of $1.3 million.

EIDOS PLC

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 1999

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Eidos' actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and those discussed in the "Risk Factors" section of Eidos' Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 27, 1999.

The following discussion is based on the Unaudited Consolidated Financial Statements of Eidos, which have been prepared in accordance with U.K. GAAP. See the Unaudited Consolidated Financial Statements of Eidos for information on the differences between U.K. GAAP and U.S. GAAP that affect Eidos' net income and shareholders' equity.

OVERVIEW


Eidos has experienced, and expects to continue to experience, significant fluctuations in operating results due to a variety of factors including, among others: (i) the timing and success of product introductions; (ii) the market acceptance of Eidos' products; (iii) delays in product completion; (iv) order cancellations; (v) product returns; (vi) projected and actual changes in platforms; (vii) changes in pricing policies by Eidos and its competitors;
(viii) development and promotional expenses relating to the introduction of new products or new versions of existing products; (ix) changes in the value of the pound sterling in relation to other currencies; and (x) the size and rate of growth of the interactive software market. In response to competitive pressures, Eidos may take certain pricing or marketing actions that could materially adversely affect Eidos' business, results of operations and financial condition. Products are generally shipped as orders are received; accordingly Eidos operates with little backlog. Furthermore, the interactive software business is highly seasonal. Net revenues are typically significantly higher during the second half of Eidos' financial year, due primarily to the increased demand for interactive software products during the year-end holiday buying season. Net revenues in other periods are generally lower and vary significantly as a result of new product introductions and other factors. As a very significant percentage of Eidos' total sales arise in the second half, Eidos has limited ability to compensate for shortfalls in second half sales by changes in its operations or strategies in the first half. Eidos' expense levels are based, in part, on its expectations regarding future sales, and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure to meet Eidos' sales expectations.

Eidos publishes its consolidated financial statements in pounds sterling. A significant portion of Eidos' assets and net revenues are generated in foreign currency, primarily U.S. dollars, French Francs and Deutschmarks. In translating the results of its overseas operations Eidos is subject to fluctuations in the exchange rates between pound sterling and the overseas currency. Accordingly, depreciation in the weighted average value of the overseas currency against the pound sterling could decrease reported revenues and appreciation in the weighted average value of the overseas currency against the pound sterling could increase reported revenues.


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EIDOS PLC

As a result of the foregoing, results of operations can be expected to fluctuate significantly from period to period.

RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30, 1999 COMPARED TO THREE MONTHS ENDED JUNE 30, 1998

NET REVENUE

Net revenue decreased 35% from (pound)25.8 million in the three months ended June 30, 1998 to (pound)16.8 million in the three months ended June 30, 1999. Three new titles were launched in the period, Warzone 2100 and FA Manager on PSX and Official Formula One Racing on PC CD, compared to five titles in the corresponding period last year. Last year's releases included three of the most popular titles of the year (Deathtrap Dungeon, Final Fantasy VII and Commandos:
Behind Enemy Lines) and accounted for over two thirds of the revenue for the quarter, whereas this year's new releases only accounted for 42% of the revenue for the quarter.

63% of games revenue was from sales of PC products compared 55% for the corresponding period of last year. This is mainly due to the increasing proportion of catalogue and budget priced sales (which are more commonly sold on PC). In addition the average selling price was only (pound)9.84 compared to (pound)13.66 last year reflecting the higher proportion of PC, catalogue and budget priced sales.

The total number of units shipped in the quarter was 1.9 million compared to 2.1 million in the corresponding period of 1998.

COST OF SALES

Cost of sales includes manufacturing, distribution costs and royalties payable. Royalties payable comprise three elements: royalties payable to third party software licensors, royalties payable to third party developers and royalties payable to internal development teams.

For the three months ended June 30, 1999, cost of sales was (pound)8.3 million. This represented 49.6% of net revenue, compared to (pound)11.1 million, or 43.3% of net revenue, in the corresponding period. Gross margin for the quarter was 50.4% compared to 56.7% in the corresponding period last year. The decrease in margin results from a combination of factors including increased distribution and internal royalty costs and a shift in the sales mix for the quarter compared to the corresponding period when there were more premium priced new releases as discussed above.

SELLING AND MARKETING

Selling and marketing expenses comprise product marketing and advertising expenditure as well as salaries, bonuses and commissions paid to sales and marketing personnel. They consist of a variable element, product advertising and commissions, and a fixed element, which includes amortisation costs of games-related licences, payroll and associated expenses of the workforce. Advertising costs for the three months ended June 30, 1999 were (pound)3.9 million (23.4% of revenue) compared to (pound)3.0 million (11.7% of revenue) in the corresponding period. This reflects increased


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EIDOS PLC

expenditure on catalogue titles and the costs associated with building brand awareness through print advertising, the internet and other interactive media.

The fixed element of selling and marketing costs was (pound)4.9 million (1998:
(pound)2.8 million) and reflects the costs of additional headcount and the amortisation of licence fees.

RESEARCH AND DEVELOPMENT

Research and development primarily consists of software development costs. These costs include:

         -        internal development costs,

         - development fees paid under publishing agreements to external developers; and

         -        advance royalties paid under licensing arrangements.

Research and development represents the Company's investment in product development of (pound)10.9 million for the three months ended June 30, 1999 (1998: (pound)6.6 million). Also included in the category is pure research and development of (pound)0.9 million (1998: (pound)0.5 million). The product development charge for the quarter includes (pound)7.7 million invested in a pipeline of 37 titles that have yet to be released.

GENERAL AND ADMINISTRATIVE

General and administrative expenses comprise primarily personnel costs for finance, administrative and general management as well as property, accounting and legal expenses. It also includes goodwill amortisation charges.

General and administrative costs were (pound)8.7 million or 51.7% of revenues (1998: (pound)4.0 million or 15.5%) for the three months ended June 30, 1999. The total excluding goodwill was (pound)6.2 million (36.7%), reflecting the increased administrative infrastructure required to run Eidos' expanded operations.

TAXATION

A tax credit of (pound)6.9m has been applied to the loss on ordinary activities of (pound)20.9m. This reflects the projected underlying tax rate for the year to March 31, 2000 of 37%.


LIQUIDITY AND CAPITAL RESOURCES

At June 30, 1999 Eidos had cash and cash equivalents of (pound)27.2 million and Eidos' working capital was (pound)67.2 million. Holders of $16.4 million of Eidos' convertible bonds converted to equity during the period.

Eidos utilised cash of (pound)7.0 million from its operating activities in the three months ended June 30, 1999. The final instalment for Crystal Dynamics ((pound)14.3 million) was paid in April 1999. This represented the only other significant outflow of cash in the quarter. Tax payments and capital expenditure of (pound)1.5 million were offset by (pound)1.9 million received from employees exercising their share options in the quarter.

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EIDOS PLC

YEAR 2000

The Year 2000 presents potential problems for all companies using computers, software and other electronic equipment. At the year 2000 issues may arise for one of the following reasons. The use of "00" may imply that there is no current date. Any system using date based functionality for processing may fail due to calculation errors. Any interfaces using date based data storage must be unambiguous i.e. store all 4 digits of the date. The Year 2000 must be recognised as a leap year. The following sections describe what steps Eidos have made to minimise the risk of exposure to these problems.

STATE OF READINESS

Eidos commenced its Year 2000 compliance project in late 1997. A co-ordinator was appointed who liaised with local management and IT personnel across the Group, and reported directly to the Board on progress made. A global strategy and policy for the Group was developed and implemented. Responsibilities were assigned to ensure timeliness of response and co-ordination of effort at all levels.

THE COMPANY'S SYSTEMS. Testing and replacement of hardware at all sites proceeded as planned and all business critical systems are now believed to be compliant. Financial and operational software was inventoried, certified by the suppliers and tested internally. The Company believes that game related development software and tools, which comprise the majority of Eidos' systems, are not adversely affected by Year 2000 problems. In addition the hardware used is updated frequently because of rapid changes in technology and the computer games industry.

The main financial and logistic system used in the U.K. and U.S. offices has been fully tested internally. In addition the supplier has provided certification of the system's compliance, and compliant Microsoft service packs have been applied. Systems used within the other offices have been upgraded and it is believed that they are now compliant.

However comprehensive, no program of testing can provide absolute assurance that problems will not be encountered, especially given the many inter-dependencies on suppliers and developers. Eidos has made best endeavors to gain assurances from key companies in the supply chain.

THE COMPANY'S PRODUCTS. Eidos' products do not contain date-related processes and therefore the Company believes that they do not pose significant Year 2000 problems. However the Company may be adversely affected if there are significant problems with hardware used to run its products (in particular video games consoles). Due to the broad range and location of personal computer vendors, the Company does not believe that the supply of personal computers will be significantly affected.

THIRD PARTY COMPLIANCE. Eidos began to contact all its major customers and suppliers in order to ascertain the steps they had taken to minimise Year 2000 problems. In general the Company has limited control over the actions taken by these third parties and not all have actually provided written guarantees that they addressed all potential Year 2000 issues. However the Company has been in regular contact with a number of key suppliers, including the fulfilment warehouses used by the main manufacturing locations which have supplied written confirmation of compliance. The Company uses a number of different suppliers for its PC product and printed material and could switch suppliers at relatively short notice if necessary. However the Company is entirely


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EIDOS PLC

dependent on Sony for the manufacture of its PlayStation products as are all other game developers for this platform. The final phase of compliance checks will follow up with major suppliers to collate their final Year 2000 positions.

COSTS TO THE COMPANY

To date the costs of implementing the Year 2000 compliance program have been indistinguishable from the normal costs incurred by Eidos in the regular maintenance and upgrading of all computer hardware and software. Some additional marginal costs have been incurred (for example, purchasing specific testing software and Year 2000 literature, travel expenses) but these have been negligible (less than (pound)50,000).

The only further cost envisaged will be from the results of Business Continuity Planning . This may highlight the need for standby arrangements to be made in the event of loss of facilities (power, light etc.) See contingency plans below.

RISKS TO THE COMPANY

Eidos believes it has taken reasonable steps to ensure it is not adversely affected by the Year 2000 problems however it would be impossible to give full assurance that operations will be unaffected considering the supply chain it operates within. Eidos is a very seasonal business and the majority of the Company's sales occur in period leading up to Thanksgiving and Christmas. Therefore a disruption in business in January would not normally have a significant impact on the Company's annual results. However the Company's current release schedule has a relatively large number of titles due for release in the first few months of 2000. Consequently delays in development completion, manufacturing or despatch caused by Year 2000 problems (internal or third party) may have an impact on the results for the year ended March 31, 2000. It is likely that this would only be a timing difference unless there were found to be irrevocable problems with any of the business critical systems or equipment. In addition, at January 1, 2000 most of Eidos' customers will not have paid for the stock they bought for the Christmas season and hence any Year 2000 problems they experience may have an adverse affect on Eidos' cash flow in the early part of 2000.

CONTINGENCY PLANS

Eidos is currently developing a Business Continuity Plan with the help of an external consultant. This includes risk management, physical security and disaster recovery planning. This will also provide alternative resources should the main Eidos U.K. offices be unable to operate or experience any loss of IT capability or data. It is planned to extend this to offices in Europe and the U.S. Although it is possible that a completely comprehensive plan will not be in place in Europe and the U.S. before the year 2000, a number of steps will be taken to ensure any disruption caused by the year 2000 is minimised.

THE EURO

The Board is currently assessing the implications for the European operations of the introduction of a common European currency ("The Euro"). The Euro was launched on January 1, 1999 and now runs in parallel with the French Franc, Deutschmark and other participating currencies until the local currencies are phased out by January 1, 2001.

The financial information systems used in the European offices are all capable of operating in multiple currencies including the Euro.

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EIDOS PLC

There have been negligible external costs relating to the introduction of the Euro to date (less than (pound)10,000). It is anticipated that once the Euro is implemented there will be some costs involved in changing to the new currency (for example, staff training and minor software and hardware changes).
These are not expected to be material.

One of the main issues for the Company is the possible erosion of margin resulting from changes in the retail price point. As existing price points are translated to the Euro they may be rounded down by the retailer who may pass this reduction on to the Company. At this stage it is not possible to predict the impact of this but Eidos will seek to maintain its margin wherever it can. In addition, price transparency may erode margins in certain countries; however, the fact that most games are translated to the local language should help to reduce "gray imports" (games bought in one territory and sold in another with a higher retail price) and minimize this risk.

Currently the offices in France and Germany remit Euros back to the Head Office in the U.K. These receipts are translated to Sterling and the currency risk is hedged in accordance with Company policies. Should the U.K. convert to the Euro this currency risk will be eliminated and the U.S. dollar will become the only significant currency exposure.

MARKET RISK

A full discussion of Eidos' exposure to market risk is given in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 27, 1999. Since that date the only significant change in exposure has been resulting from the conversion of 6.25% convertible bonds.

FOREIGN EXCHANGE RISK

The Company's Sterling balance sheet was partially protected from the movements in the U.S. dollar exchange rate by the hedging effect of the bond. Dollar assets comprising cash and inter-company balances were matched against the bond liability. Since the year end over eighty percent of the bond has been converted and the Company has had to take other steps to hedge its exposure to the U.S. dollar. Accordingly in July 1999 the Company took out a forward contract to sell U.S. $50 million at a rate of $1.5637. This forward expires on March 31, 2000. The exchange movement is calculated every month and set off against the movement in U.S. dollar assets.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorised.

EIDOS PLC


By:       /s/ Jeremy MJ Lewis                            September 10, 1999
         --------------------                            ------------------

         Jeremy MJ Lewis
         Chief Financial Officer


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